Exhibit 99.3
Press Conference

"Infosys Limited

Q1 FY27 Media Conference Call"

July 23, 2026

CORPORATE PARTICIPANTS:

Nandan Nilekani

Co-Founder and Chairman of the Board

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

AVP and Global Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Reshab Shaw

Moneycontrol

Mansee Dave

ET Now

Shilpa Phadnis

The Times of India

Avik Das

Business Standard

Haripriya Suresh

Reuters

Beena Parmar

The Economic Times

Sanjana B.

The Hindu BusinessLine

Uma Kannan

Deccan Herald

Rohit Chintapali

Businessworld

Poulomi Chatterjee

The Financial Express

Jas Bardia

The Mint

Rukmini Rao

Fortune India

Rishi Basu

A very good evening, everyone and thank you for joining Infosys' first quarter financial results. My name is Rishi. And on behalf of Infosys, I would like to welcome all of you today. I would first like to invite our Chairman, Mr. Nandan Nilekani and our Chief Executive Officer, Mr. Salil Parekh for an important announcement which will then be followed by our business updates. Kindly note, Nandan will not be taking any questions. Sirs, over to you.

Nandan Nilekani

Thank you, Rishi and it is great to be here with all of you. I thought I would take this opportunity to make an important announcement. As you know, Salil has been CEO of Infosys for almost 10 years. He came, I do not know how many of you were here 10 years back, but he came at a time when things were slightly unstable. And he brought in calmness, focus, took the company from $10 bn to $20 bn, completely did the transformation for the digital era and started the AI differentiation and implementation. Salil’s term comes to an end on March 31, 2027.

Infosys has been looking at his succession. And today, I am delighted to tell you that the Board has appointed his successor, our new CEO, who will take over on April 1, 2027. He is from Infosys. He has been somebody who is a true-blue Infoscion. He has worked in Infosys for 31 years. He has worked in every part of Infosys, be it in delivery, be it in sales, be it in account management, starting a new DC in Bhubaneswar, everything. And he is someone who I think everybody likes, respects, is an uncomplicated guy who focuses on what needs to be done. His name is Ashiss Dash. So Ashiss is based out of L.A. He has been there for some time. He will move back to India and in the next 2-3 months, he will do some CEO coaching and then from October 1, Salil will take him on as his mentee and prepare him for the role, so that he can take on this role of managing a complex $20 bn company in a very transformational time.

So, I just wanted to let you know that Ashiss will be the new CEO and I would now like to request Salil to say a few words about Ashiss.

Salil Parekh

Thanks, Nandan. So first welcome, everyone. This is an incredible time for us, as Nandan shared, I have known Dash for a very long time working closely with him, a huge congratulations to him and in making sure everything he does works well into the future. He has had an amazing portfolio, the way he has built it, the way he has crafted it in terms of the clients he has worked with, in terms of the people he has worked with.

And there is a tremendous set of opportunities from that on to the overall company, the learnings from that as we apply to the overall company. Ashiss Dash, also a very collaborative individual working well with all of the various components within Infosys and having been here for a long time, has made sure he has learned everything and also understood how all different parts of the company work. So huge, huge congratulations to him and looking forward to working with him as we do the transition over the next few months.

Rishi Basu

I now invite Jayesh to join Salil on stage to commence the quarter updates. As always, for this section, I will request one question from each media house. But with that, let me invite Salil for his remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi, and thanks Nandan. So good afternoon, everyone. Thank you for being here.

Our revenue growth for Q1 was at 2.4% Y-on-Y and 1% Q-on-Q in constant currency terms. We had a one-time revenue impact of a client decision during the quarter. Our AI services revenue was 8.2% of overall revenue in Q1. Our large deals, $3.6 bn at 61% net new, operating margin at 21.1%, free cash flow at $955 mn. Earnings per share were up 15% Y-on-Y in rupee terms.

We saw a strong acceleration in our AI work, as I shared earlier, with AI revenues at 8.2%. This is growing at double-digit Q-on-Q for the last several quarters. With this momentum, we see long-term relevance of our services for our clients, which are all driven through AI. From our delivery team, over 80,000 employees are working on coding tools such as Claude Code or Codex or several others for our clients, for our work inside. We see strong traction across the six areas of new growth that we see in AI, our Hexagon for AI strategy.

We see client work, for example in building agents for processes, work on data, modernization and using coding tools. We are building a team of frontier engineers to support our client work. Our plan is to have 6,000 Frontier Engineers over the next few years. We have built a platform, Topaz Fabric that enables our clients to get the benefits of AI while keeping the sovereignty of their own data within their company.

Our clients are able to work with any foundation model, closed, open-weight or on the cloud on their own servers. Our clients are able to optimize token cost, which has become very critical now to make sure its appropriate for the type of work they are doing and not out of hand.

Overall, we continue to see the macro environment remaining uncertain. With our Q1 results and a view for the rest of the financial year, we are changing our revenue growth guidance to 1.5% to 3% Y-on-Y growth in constant currency terms. Our operating margin guidance remains the same at 20% to 22% operating margin.

Thank you. And with that, let's open it up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Thank you very much. I know you have asked for one question. But if I may, Salil, you have given us a big news in this quarter. To begin with, since you speak about how you brought in and Mr. Nilekani spoke about how you brought in calmness at a time when the company was going through quite a bit.

Even now you are speaking of this global uncertainty because of which you have had to, again, pull down your guidance as well. Why decide to leave at a time like now, instead of perhaps looking at an extension? I wanted to understand. And with the new CEO coming in, any mandate for the new CEO that you could highlight for us more clearly? And perhaps that is something the investors would also want to know?

And then on the earnings, of course, the reason for this revision downwards, if you could give us a little more colour on what you are seeing in the environment, where is the weakness? Where is momentum picking up?

Some of your competitors like Tech M have been talking about irrational competitive pricing. Wipro has also spoken about that a bit. So what are you seeing in the environment? And with a 1% kind of growth in the first quarter, do we assume the second half will be meaningfully better if you were to reach that upper end of the 3% guidance you are speaking about?

And just on AI, if you could update us how the revenue is moving? Is it proceeding as per what your expectations were? Any updates you could share on that front as well, as far as revenue contribution from AI is concerned?

Salil Parekh

So let me start with the first one.

I think you had that question collectively for some time now. We have the answer. As I look at it, I am really delighted with the role I have played here. We have taken the business, as Nandan said from $10 bn to $20 bn. It is working very well, the digital transformation and now the AI transformation is launched. So, I am really delighted that it is working well with our clients and with an incredible team that we have inside. So that is what I would like to say on the first one.

On the second, I think what we are seeing is an environment, where a little bit sort of combining the third piece as well, AI services is growing extremely well, double-digit growth, if you look at it like Q-on-Q, if you look at it over several quarters in the past. We see that those 6 areas that we have identified like the process, the agents, the data, the engineering, all of those are working extremely well with our clients. So we are now looking at revenue growth in each of those areas.

Our pipeline is even larger than the 8%, which is the revenue today. So we see good traction in that. Therefore, we feel there is a good long-term relevance of our services to our clients because this is going to continue to grow as we look out into the future.

Now the question on the guidance, we had a one-time impact that I shared with a client decision. There are factors related to what is going on in the macro environment, which we talked about. There are factors related to the volumes in the quarter. But we look at the large deal number, $3.6 bn, 61% net new, so we see a lot of support in that. I think there are 5 (Editor’s comment) of those deals which are consolidation deals that we have been the beneficiary in, as an example. There are 3 (Editor’s comment) deals which are just under the $500 mn range. So just like a mega deal. So we see really good traction. The pipeline there is looking good.

So all that when we balance, we decided to look at our guidance in a different way. The upper end of the guidance was really based on if the macro was improving, we now see the macro, it may improve, but not at the level that we were thinking initially. And so that is how we really constructed the guidance. But we have tremendous view that this is a good place for Infosys to operate, with AI the way it is looking and all of the work that we are doing on large deals gives us continued traction.

Ritu Singh

[Inaudible]. The question of why you didn’t decide to stay on and what the mandates are and you know better. If you could clarify all of those points?

Salil Parekh

So there I think, as I shared earlier, my sense is, I have been fortunate to have a tremendous opportunity and what we have done in Infosys over the last many years and having taken the business from about $10 bn to $20 bn. So it is been an incredible journey. And that with the team we have and with the client work we have done, that is been a fantastic outcome.

On the mandate, I think as AI strategy is put together, and Dash has been part of that, our thinking is the strategy we want to execute on. Of course, there will be some things which we will look at in terms of fine-tuning but that is a natural course of evolution. But the strategy is very well in place to make sure that it goes into the next phase, making sure the partnerships we have with the various models, the Topaz Fabric that we built. Today on AI, it is important that clients see that their own data remains sovereign to them. And the way we built Topaz Fabric, it allows the clients to do that no matter which model they are using. And that is a very big differentiator we have. For example, in AI, the token cost that will be an important factor we think in the future.

And we have built Topaz Fabric in a way that, depending on the task you are using the foundation model for, it will use the right model. So you do not have to pay for the most simple task like an expensive token cost and so on. So we think we are in good position in that.

In terms of second half, first half, I think we have the guidance for the full year. We expect the normal seasonality that will come. We are not expecting anything unusual there.

Ritu Singh

Competitive pricing in the market that some of your peers have spoken about?

Salil Parekh

Yes. So maybe they are seeing that, you should check with them.

Rishi Basu

Thanks Ritu. The next question is from Reshab Shaw from Moneycontrol.

Reshab Shaw

Salil, if you could tell us your biggest achievement and what will you miss the most and what is next coming for you? On the quarterly performance, how has been the TCV conversion because that is a worry that investors have? And the third question is, two of your peers have highlighted that AI revenue is slightly lumpy and it could be 1 or 2 quarters post which you will have to go and get those deals again. So is that something that Infosys is also seeing?

Salil Parekh

So let me start with the second one, I will come back to the first.

On TCV conversion, we see a pretty good way of converting now. What tends to happen is like, when you have a consolidation deal, the conversion comes a little bit quicker. When you have a transformation deal, it is a little bit spread out, but that is the normal sort of conversion we see. We do not see that it has suddenly changed like in the last quarter or a couple of quarters or so on.

On the AI revenue, I think it is moving so quickly that it is a bit up and down on a quarter-by-quarter basis. So our thought is, that is why we are saying like look at over the last several quarters, we see that double-digit type of growth Q-on-Q.

And we will see sometimes it could be a little bit faster but it is growing nonetheless, meaning if you look at the secular trend, we see that is pretty strong, and that gives us a view that long term, there is a relevance of what we are doing on AI for the clients.

For me, I think, I am very focused on what we have to do here at Infosys. We have a lot of things to get done. I want to make sure we remain in the leadership position. We win in the market, we are leading in AI and I get a smooth transition done. So that is really my focus. And after that, I will see what else happens.

Rishi Basu

Thanks, Reshabh. The next question is from Mansee Dave from ET Now.

Mansee Dave

Hello, good afternoon, Salil and Jayesh. Nice talking to you. Salil, my questions are on client spending, large deals and competitive positioning. So talking about the client spending, client budgets remain selective across industries. Have you started seeing any improvement in discretionary technology spending? Or are enterprises still prioritizing cost optimization over transformation? Talking about the large deals, Infosys has maintained a healthy large deal pipeline. So how confident are you that these deals will convert into faster revenue growth?

Also, every global IT company today is talking about AI. What would you say is Infosys' biggest competitive advantage in this AI-led technology cycle? And please start with this one, which moment during your tenure best reflects the values and culture of Infosys? Thank you.

Salil Parekh

Okay. There were a few, so I will start the first was a conversion of the TCV discussion. We see that the large deals, we see a good traction of those values over the last few quarters have been strong, this quarter was pretty good. We see the pipeline to be pretty good on the large deals, and we feel there is a benefit of the consolidation that we are seeing in some of the large deals, which is definitely helping us as we go through it.

The conversion, whether it is faster or slower, I think it is at the same type of a level and we will convert those into revenue with 61% net new, it already looks pretty strong in terms of the net new work, which we will see. And obviously, the renewals are going pretty okay as well.

On AI, I think there is a huge differentiation that I find from what we are working on. First, we have a very clear AI strategy with the 6 areas of focus. We are investing in it. We have actually taken and Jayesh has shared in the past, he will share also today, we have invested in building out AI capability.

We have, as I shared earlier, 8% revenue, growing double-digit Q-on-Q over the last several quarters. We have a good pipeline in that area. Then you look at some of the stats, we have 80,000 people working on the tools today for client work. It is not just training and so on.

Then what we built with Infosys Topaz Fabric, I feel is very differentiated because it allows clients to maintain control of their data, maintain control of what they want to do with the AI and still use the different models, and lower cost. We have a harness through which they can leverage what they want to achieve with the foundation model. So that is a significant move up in terms of differentiation that we have seen here.

I think in terms of values, my sense has always been Infosys has incredible values and it has really been sort of a privilege to be associated with that and learn from it and contribute to it. So, in many ways, it is a great, fortunate thing that could happen in the way that it has happened.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

Can you please give us some colour on how your GCC portfolio is doing because some of your peers who are slightly late starters, are catching up. They are already looking at $1 bn in revenue run rate. So I just wanted to understand from you, how it is doing? I mean is there a milestone that you have touched?

And secondly, there is also a concern with Vanguard and Daimler and a lot of other companies are chipping into the space. They are setting up their own GCCs. How much of that compression are you seeing in the market?

Salil Parekh

So, in GCC, in fact, my sense is you might have seen that we launched an AI GCC concept some time ago. We had a client event a few months ago, where all the leading GCCs of the country, their leadership teams were here in Bangalore on our campus, and we did a 1-day session sharing with them what the latest developments were in overall and also in the AI GCC. So, our traction on GCC is looking very strong.

We do not externally share the milestone, but our revenue growth is good. Our work with them is good. In the GCC, there is always a life cycle. So, there are some which are expanding well. And there are some in the past where they have exited and we have sometimes participated in that and so on. And that continues, but the overall GCC like work both within the GCC and like the work we are doing with them, I think both are growing well.

Shilpa Phadnis

I have two questions, sir. When do you think AI-led revenues will be material enough to offset productivity-led compression that customers are seeing in the market?

Salil Parekh

I think, my sense is the AI-led revenues are extremely significant at 8% already. And if you look at the growth trajectory and if we execute on that well and the growth trajectory continues, we can see now long-term relevance of AI revenues to our clients from what we are doing.

The productivity will also continue. But I think it is both of those things because when we share our strategy and that Hexagon, we had outlined a $300 bn market opportunity, addressable market, so that is all new revenue. And also the productivity will happen, but the significance, I think already we can start to see here.

Jayesh Sanghrajka

And if I can just add, if you look at when we launched our Hexagon in February of this year, our AI revenue for Q3 was 5.5% of our revenue. Today, it is already at 8.2%. So, it is growing at a very fast double-digit over double-digit growth. And at that pace, it is already becoming a growth engine in a way. So that it is becoming a long-term play in the way.

Shilpa Phadnis

This is not reclassification in any format?

Jayesh Sanghrajka

No.

Shilpa Phadnis

One last thing, sir. On the status of hikes, Infosys has not called that out yet. So where are you on that? And secondly, also on Forward Deployed Engineers, there is a lot of talk in the tech ecosystem about this. But how difficult is it for a services company to sort of plug FDEs into the existing workflows? There are several challenges that companies are facing.

Salil Parekh

Let me start with the second one. We will come back to the first. On Frontier Engineers, we now have a very good plan, which has been put in place some time ago to scale that up. We have a lot of capability within Infosys, which are doing similar work. We are making sure that it works in the way that the Frontier Engineer needs to work with clients today. We have set the objective of 6,000 to make sure that the teams can work with different clients to make the impact.

We feel we have a good understanding of how that works because the capability is really the engineering plus the business context. And that is something that Infosys was good at, even before the AI wave of work had started. And we are making sure that becomes very much part of the future.

On the compensation increases, we will roll out our compensation increases in October and January in 2 parts and that is part of something internal that we have announced now.

Jayesh Sanghrajka

Yes, with most of the employees getting an increase in October and the senior employees will get it in January.

Rishi Basu

Thanks, Shilpa. The next question is from Avik Das from Business Standard.

Avik Das

Salil, good afternoon. Just 3 quick questions and one for Jayesh. You talked about how the macro perhaps has not improved over the last 3 months that you perhaps would have wanted to. Just wanted to understand, which are some of those parts of the macro that led you to first to increase it between 1.5% to 3.5%, now you sort of cut it down to 3%. So which are some of those areas which did not really work according to your expectations?

Number 2 is that, would Infy ever at all, at least in the near future, would you want the company to move into the AI infrastructure business, data center, something that HCL and TCS has already done?

And the last question is, what would you classify at least in your tenure as the most challenging period? Was it the COVID or is it the AI-led transformation for Infosys?

And Jayesh, one question on the margins. Once you obviously roll out the hikes and with the growth projections tapered now, do you think you would be able to maintain the 20% to 22% band at least for this year? Just wanted to know that. Thank you.

Salil Parekh

Let me start off on the first one. I think a little bit later, Jayesh can also add a bit of colour. I think on the macro, what we see in the environment, we have had a sense that the macro was settling down. So, we had a guidance where the upper end looked at maybe things would settle down in the second half. Things are a little bit more uneven.

But at the same time, it could easily stabilize over time. So, we have kept the option, and we always have that ability because tech spending, discretionary spending can also come back if that happens. So, we are sharing more what we see today as opposed to like a prediction of what is going to happen exactly in a certain timeframe.

On the data center piece, so in fact, we have internally reviewed what we want to do in terms of our balance sheet. We have had a discussion with the management team and also with our Board. And we have decided to not do anything in that space at this stage.

What was the third?

Rishi Basu

Margin.

Salil Parekh

I think my focus in that is, making sure that we are very much focused today on what we need to do for this part of the work that I have to finish. I am very much enjoying that, and we will come to that at the right time in terms of what was in terms of the tenure and so on.

On the margin, Jayesh will have it, but yes, we will hold the guidance.

Jayesh Sanghrajka

So at this point in time, we have given a guidance of 20% to 22%. If you look at our first quarter, we are at 21.1%, right? If you look at puts-and-takes of where we are, the currency will be a tailwind at least where we see today, Project Maximus is working well.

If you look at the last three-year period, we have been consistently able to hold or improve our margins despite investment in business, whether it is AI, whether it is talent or whether it is sales and marketing and we believe the project will continue to deliver value from pricing, from utilization, etc. So of course, we will have a headwind coming from the compensation in the second half of the year. But we are very confident at this point in time of the guidance band that we have given.

Rishi Basu

Thank you, Avik. The next question is from Haripriya Suresh from Reuters.

Haripriya Suresh

Good evening, gentlemen. One is I wanted to get some colour on each of the verticals as well within Financial Services, Retail has seen some sort of hit this quarter as well. Some of your peers have called out some percentage of AI deflation in their portfolio. I mean, obviously, there is growth coming from AI, but also existing portfolio see some sort of deflation. If there is any number, you can provide for that?

And also, is outcome-based pricing becoming a larger part of your portfolio? And are there certain deals that tend to see more outcome-based pricing than others? Is there any kind of quantification you could offer, that would be very helpful?

Salil Parekh

I will start on the industries. Jayesh will add a little bit. And then let me address the other one, which is on, what we see on the outcome-based pricing and the compression piece that you mentioned there.

On the industries, what we see right now is, for example, Financial Services, we see the growth in that part of our business will be higher than the average growth within the company.

In Energy, Utilities part of our business, we will see something similar. We still see, for example, in Retail, some constraints in terms of the growth that we are not yet seeing the pickup in that. And there might be other things that Jayesh will add.

On the compression, I said in the past, we do see that in some places across our portfolio, but we have not externally quantified that compression at this stage.

On Outcome-Based Pricing, we see clients have a stronger interest in that. But typically, it is not so much that it is become a large part of our activity, but there is definitely more discussions on it. And typically, when the investment needs are heavy for transformation, it becomes more part of that discussion. But it is not that we are like shifting massively to it, but there is definitely more discussion on it.

Haripriya Suresh

[Inaudible]

Salil Parekh

There is no particular type. It is more, I think, a function of other clients going through a transformation. And is there a need for some upfront investment, which can then translate into a transformation and then the outcome gives a benefit of that transformation.

Jayesh Sanghrajka

So just to add to what Salil was saying on segments. Financial Services and EURS, both we expect to deliver higher than the company average going forward or for the rest of the year.

Manufacturing, while we had an impact coming from one of the clients which we had called out last quarter as well, despite that Manufacturing has grown very well at close to 1.5% or slightly over 1.5% (Editor’s comment: CC growth 1%). So, I think that is commendable considering the headwind that the sector has seen.

Life Sciences, we will see benefit coming on the back of the acquisition in Healthcare and Life Sciences. So only two segments that continue to see challenges is Communication and Retail from that perspective.

And just to add on the outcome-based pricing, that is one of the specific tracks within Project Maximus as well. So, there is a leader at the organization level who is working with all the segments and driving outcome-based pricing and we have a very specific focus on that.

Rishi Basu

Thanks, Haripriya. The next question is from Beena Parmar from The Economic Times.

Beena Parmar

Just a bit on the consolidation deals, the six consolidation deals, which spaces are these in? And how many of these are large deals? And secondly, Infosys has lost some of the existing renewals, at least three in the know. What are the factors that led to that? What are your reasons?

On the guidance also, if you could just extend a little bit on the colour on why really the upper limit was reduced? Do you see macroeconomic environment further worsening or do you see that conversations have been a little different from last quarter? And secondly, are you still looking at acquisitions and investments and which spaces will these be in? And lastly, what next for Salil Parekh?

Salil Parekh

So on the first one, I think the consolidation deals, the ones I was referring to, are all in the large deals. So those are not the ones, we were only saying, like, within the large deal, we see those many consolidation deals. We are not specifying in which areas, but these are typically in the bigger industries that we operate in. And there are big companies who are looking to consolidate across partners. And that is where we have seen it. But we are not specifying where we see that.

Beena Parmar

You lost some renewals?

Salil Parekh

Yes. So, we do not comment on any specific deals in the environment, in any case. However, we are quite clear that our focus overall is to make sure that we are working with clients on projects and contracts that make economic sense to us. But no specific comment beyond that. We want to make sure that economically, it makes sense to us in some of these situations as well.

The guidance, I will also request Jayesh. I have also said a few things that he will add to it. What we see is given where we were in Q1, which is the outcome that we had with one of the delivery client decisions that I shared, we want to make sure that we have a guidance that reflects all of that.

And then looking at the changes, whether it is in volumes, whether it is in some level of pricing mix that is how we built the guidance. As we go through the year, we typically reduce the band as well, so instead of 2 points, it is now like a 1.5 point band as we go through the quarters. And that is how we built the guidance. Jayesh will add to it.

To your other question, I think for me really the attention is, on what we are driving through for this year, making sure that we continue to lead in AI, making sure that we continue to win market share and making sure that we have an absolutely smooth transition. I very much enjoy what I am doing, and I am sure once all of this is done, I will have time to focus on what is next.

Acquisitions, we are continuing to look at acquisitions. We have a good pipeline in that. We did the acquisition on Life Sciences, Healthcare. We did the acquisition on Insurance. We have other areas that we have an interest in. So, we have a view in geography that we are looking at some geographies where we could do more work, and those are good geographies. We could do more in some of the other industries as well. For example, we are not doing anything, but we have seen that there could be things we could do in Telco and Financial Services, a little bit more in Healthcare. There are areas that we could do, which are more service-line oriented. We think there is good traction in where AI can be leveraged into processes and agent building. But there is a pipeline and we will continue with the acquisitions.

Jayesh Sanghrajka

Just to add to what Salil was saying and I will come to guidance in a bit. On the consolidation deal of the six deals that we have won, it is a $700 mn of net new business that we have won. So, we have seen positive impact coming out of the consolidation deal and we have been on the positive side of the market share.

On the guidance, whatever happens in Q1 typically has a cascading impact on the whole year. While we will see benefit coming out of the acquisition that we completed in Q1, the one-off impact that we had in Q1, the softer-than-expected volume and price that we got in Q1 will have a cascading effect on the rest of the year in terms of guidance.

In terms of the large deal that we talked about with the European client where we decided to not bid beyond the point because it did not make commercial sense or economic sense as Salil said, that will have an additional impact in Q4 as the deal comes to a closure in December. So, that is also baked in our guidance.

And if you compare to last year, we have additional headwinds coming from the lower on-site mix, as I called out in the last quarter because of our conscious decision of derisking our business model. Deals that we lost in the last quarter from the same European manufacturing client and that impact, which was baked in the original guidance as well.

So, all of this cumulatively results in our guidance, there are multiple models that leads to the lower end and the upper end of the guidance and that is how the guidance is baked in.

Rishi Basu

Thank you. The next question is from Sanjana from The Hindu Business Line.

Sanjana B

Good evening, gentlemen. Just two questions. Coming to rupee depreciation, how much of a tailwind has that provided to your margins in Q1 or going ahead, how do you see that panning out? And the other one is, how is AI improving or what kind of impact does it have on your employee productivity? And how is this affecting the revenue per employee metric? Just these two questions. Thank you.

Salil Parekh

I will start on the second one and Jayesh will come on the first. So if you look at not this quarter, but the previous several quarters, we have had a good improvement in revenue productivity. We generally speaking, see overall that there is a benefit from that productivity coming.

Having said that, we are recruiting. We have recruited 20,000 college graduates last year. This year, we have a plan to recruit 20,000 college graduates. We have already done almost 4,000 in the first quarter. But equally, we see that there is a productivity benefit, that will continue to come through.

Then, of course, you also have pricing issues within the market, so those sometimes balance out. But if I look back, not this quarter with the previous several quarters, we have seen a continuous expansion of that.

Jayesh Sanghrajka

And on rupee depreciation, every 1% change in the currency or depreciation in dollar typically gives you anywhere between 15 to 17 bps on margin. But the important thing to note also is whenever dollar appreciates against rupee, it generally appreciates against most of the currency also. And we have roughly 45% of revenue coming from non-U.S. geography and that kind of offsets some part of the rupee depreciation benefit.

Rishi Basu

Thank you. The next question is from Uma Kannan from Deccan Herald.

Uma Kannan

Good evening gentlemen. With the rise in security incidents around autonomous AI agents and recent breach at model hosting platform, it is about OpenAI hack. How are you updating your approach to safety and security? Just adding on to it, using cross domain network, is it not a risk for your client database as AI tools will have full access to it? And also tell us about the guardrails you have put in place for AI systems?

Salil Parekh

So on the cyber, I think what we have done is, made sure that, for example, when there was a whole discussion some time ago with Mythos, we had worked with the previous model, OPUS 4.7, made sure that we got an understanding of some of the security protocols beyond that and build an approach that enabled our clients to have an understanding of the vulnerability and how to protect against it. And that is some work that we are doing with several clients.

So, our approach across cyber encompasses that, related to the point that you made. I think each client environment has to have that sort of a cyber defence built and we have a way to support our clients when we work with them on the cyber area beyond working just on the foundation model area.

Our own approach to cyber within the Infosys incorporates that as well. And then that translates to, when we do work for our clients through our security operation centers and so on. So that is broadly the approach we have.

Uma Kannan

So just one more question. You spoke about acquisition plans. One of your peers has invested in Indian AI firm. So do you have plans to invest especially in Indian AI firms?

Salil Parekh

So we, generally speaking, have a view on what we have, an innovation fund which invests in companies which are in very early stage and where we do not have essentially majority interest, we have a small minority interest in that, more from the perspective of seeing if that early or new technology can be deployed across our client base or can be leveraged in some way, so that is the way the innovation fund is working.

We have several investments into that over the past years, a lot into data and analytics, but now in many other technologies. So in that light, we will look at all opportunities that are there without specifically saying, yes or no to what you are suggesting. But in that broad context of the innovation fund, we will look at it.

Rishi Basu

Thanks Uma. Next question is from Rohit Chintapali from Businessworld.

Rohit Chintapali

Hi Salil. Give us an idea about the large deal TCV which was about $3.6 bn with 61% net new. How much of this pipeline was tied to Agentic AI and Infosys Topaz? And the second part of the question is, what is the typical time lag when it comes to converting this TCV signing, AI-led deals, the recognition of these AI deals?

Salil Parekh

So what has happened today with clients discussions is almost every discussion has some element of AI and of Topaz Fabric because Topaz Fabric is like a foundational thing. Many clients come use it here, experiment with it and are using it. And we use Topaz across all of the work we are doing. So it is not like what is the total TCV is for AI, but without AI, we are not able to participate because that is integral to the work that we are doing.

The conversion is the same in the sense of when the deals are signed, typically, depending on the type of deals if there are deals where we have some level of transfer, consolidation that ramp up pretty quickly and there are some deals which have a transformation and that activity starts and then the deals ramp up. So, it is not like one thing for all the deals, but it is the similar thing of what we have seen over the past several quarters, not like suddenly the TCV has come and the ramp-up has not happened for a long period and so on.

Rohit Chintapali

Also, on the transition, does this transition all about strategic continuity? How should investors kind of read into it? What do you want to see?

Salil Parekh

We have well-defined AI strategy today. We have looked at the Hexagon with the 6 areas of the addressable market. We are seeing good growth, the 8% of our revenue, the double-digit Q-on-Q growth. So that is the strategy we will continue with as we go through into the next phase. And then, of course, I will work with Dash very closely on the transition as well.

Rishi Basu

Thanks, Rohit. The next question is from Poulomi Chatterjee from Financial Express.

Poulomi Chatterjee

Good evening. Just a couple of questions. You mentioned just now that the new kinds of AI deals are also a mix of the more traditional ones and pure-play AI. How do you see the margins of the new buckets of AI deals essentially evolving?

And also, I am curious, Infosys had offerings for small language models, specialized models in banking and IT-Ops, how is the demand for these models? And has there been an uptick, especially since enterprises are moving more towards a more mixed model kind of?

Salil Parekh

Absolutely. I think that is exactly what we are seeing for the small language model for the banking is getting good traction. It is based on our Finacle product set. So, for a lot of the clients there, it is an easy way to leverage a small language model.in The parameter set is smaller, the cost of running it is smaller, the token usage is more efficient and so on. The same for the IT-Ops. So that is all part of scaling.

On the AI deals itself, we do not comment separately on the margin in terms of the quantitative value but we are quite comfortable with the margin we are seeing here.

Rishi Basu

Thank you. The next question is from Jas Bardia from Mint.

Jas Bardia

Good evening. So in response to a previous question, on the mandate for the new CEO Designate, you said there were some things that you would fine-tune. Could you just shed some more light on what these things would be?

Second, amid all this talk of rising data center demand and slowdown in mainframe modernization, are you seeing clients spend more on memory chips, GPU? And if yes, are you seeing that lead to some sort of a slowdown in the traditional infra management work?

If I may squeeze a third question in, when it comes to deals and the demand environment, are you seeing AI, kind of, make the market a little more competitive between the mid-caps and the large caps such as yourself?

Salil Parekh

So on the first one, let me say this. I think our AI strategy is well defined. We are focused on the 6 areas and that will continue. We see good traction in that, we see good growth in that. It is now becoming a large part of our revenue with 8%,and so that will continue and that is the driving part of it. The approach that we will take is always look at what is going on in the environment.

We see, for example, today, there is a tremendous attention to token cost. There is a tremendous attention to ensuring there is a sovereignty of data within a client environment. But the overall strategy remains the same. Those sorts of things, we will evolve as we go along.

Related to the infra environment, the costs, as you mentioned of memory chips and so on, I think in general, these are all areas, whether it is Infra, other areas where there is always a need for efficiency. And that is the overarching theme that we see, whether there are productivity improvements, a lot of our large deals look at cost and so on, and that is primarily the environment that we are in. Having said that, we are still seeing tremendous growth that I shared earlier in AI, which is absolutely the new things that we are driving towards.

Rishi Basu

There was a question on deals and demand environment.

Salil Parekh

We see a few companies where we compete given our client base. And those are the ones that we look at as an essential differentiator on AI that I shared earlier. Also on the quality of delivery and the depth of delivery which is massive and it is at least in my view, very difficult for too many or for any company to really match up with that.

Rishi Basu

Thank you, Jas. The next question is from Rukmini Rao from Fortune India.

Rukmini R

Thanks, Rishi. Salil, given that if you are looking at Microsoft, which recently launched their frontier company and Anthropic looking at Claude, with big tech getting into AI services space. Are they going to be competitors where probably you and your peers may someday become just vendors giving in your engineers, given that partnership that you have with many of them, where your training lakhs of people on these models, right? Will Indian IT companies end up becoming subcontractors at the end of the day, if these guys get into the game?

Two, if that happens, will that rob you from, say, the bigger opportunities that all of you have been talking about in the AI space that the massive opportunity that all of you think is going to be? But if the big boys get into this entire services space, is the future opportunity that you are talking about getting squeezed?

And second one, in conjuncture with all the problems in terms of the cybersecurity part of these LLM models, right? When large corporations are looking at their own agentic environment, given your conversations with clients, are large companies okay to be under the umbrella of just one ecosystem, let us say, just a Claude Enterprise kind of adoption, which we saw? I mean what happened with SaaS given the problems that is with these LLMs, will they ever be like an entire, let us say, Copilot environment in which any enterprise would be okay to work, or just an OpenAI environment given the cybersecurity problems that are cropping up at very nascent stage of the adoption? Thank you.

Salil Parekh

So on the first one, if there are companies that want to enter the services space, so that AI can be made to work, it is actually a huge positive for Infosys because that means that, what we do will continue to be done because that is what we do every day. Our job is to make AI work as services for clients. It now so happens that we have over 300,000 people doing that. We work with some 1,800 clients. So the scale, the context that we have with our clients is completely different. So to me, it is a huge positive. Of course, we are happy to work with other companies, partner with them. That goes on in many different ways across time. But the first big thing for me is, at least if someone new is entering services means there is a very good future for services that they can see and therefore we can see it.

On the Cyber, I think, absolutely, not just cyber actually, the data part also, so many large companies and clients want to be mindful of how they look at what is happening with their own data or even beyond that, what is the essence of the company, how they are making sure it just does not go outside and they lose some of their competitive differentiation.

So, one of the things we have done in Topaz Fabric is enabled the large company client to keep that within themselves. It is not even with us in that sense on Topaz Fabric is not with the foundation model company. So that allows them to keep what is essential for them with themselves. And that to me is a huge differentiator for us, and I think may become even more and more important as time goes on.

Rukmini Rao

Salil, just to clarify, when you say great opportunity, is it like, again, the whole subcontracting vendor kind of opportunity that you are talking about or probably the big contracts that Microsoft would end up winning if they are AI services company and you end up getting like a chunk of it and everybody else goes about the same way now, and then vendor consolidation deal coming in about 5 years later, is that what you say when you are saying that you are optimistic about the opportunity?

Salil Parekh

No, no. I am more looking at it like if someone with a few hundred people or a few thousand people can get excited about services. We with 300,000 people will be very excited about services.

Rukmini Rao

[Inaudible]

Salil Parekh

So my sense is like where we have understanding of our client and the context of that client. I think we are extremely well positioned in those places. I would say, better than maybe anyone else.

Rishi Basu

Thank you. With that, we come to the end of this press conference. We thank our friends from media. Thank you, Salil, and thank you, Jayesh. Before we conclude, please note that the archived webcast of the press conference will be available on the Infosys website and on our YouTube channel later today. Thank you and please join us for high tea outside.